Filed by Brocade Communications Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: McData Corporation
Commission File No.: 000-31257
This filing relates to a planned merger between Brocade Communications Systems, Inc. (“Brocade”) and McDATA Corporation (“McDATA”) pursuant to the terms of an Agreement and Plan of Reorganization, dated as of August 7, 2006 (the “Merger Agreement”), by and among Brocade, Worldcup Merger Corporation and McDATA. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Brocade on August 8, 2006.
The following is an advertisement first published by Brocade on September 12, 2006.
September 12, 2006
Our Commitment to Customers of McDATA and Brocade
Dear Valued Customers,
As an important part of Brocade’s recent announcement to acquire McDATA, we want to assure you of our continued commitment to your satisfaction. After the acquisition closes and we are able to operate as a combined entity, we look forward to continuing to provide the high level of service and quality products you have come to expect. We will continue to focus on key areas critical to your success, including ongoing product supply, interoperability solutions, unified management tools, migration tools and services, and outstanding technical support.
Ongoing Product Supply
•	We plan to provide both the McDATA Intrepid 6140 and Intrepid i10K Directors (in addition to the Brocade SilkWorm 48000 Director), at least until Brocade delivers a converged, next-generation SAN director platform. This commitment includes FICON and long-distance extension capabilities for mainframe environments.

•	We plan to provide visibility to the anticipated life for all products and provide you a detailed product roadmap after the acquisition closes.

•	For products nearing End Of Life (EOL), we plan to provide our sales channels with a minimum of six (6) months advance notice about the anticipated EOL date and the last date for ordering the product.

•	We plan to repair field-replaceable units for a period of five (5) years from the date of the last shipment, consistent with our historical product support policies.
Interoperability Solutions
•	We will continue providing interoperability between Brocade and McDATA fabrics with our SAN routing solutions, including the SilkWorm 7500 and the routing capabilities of the SilkWorm 48000 Director.

•	We also plan to invest in native interoperability solutions, the details of which will be available after the close of the acquisition.
Unified Management Tools
•	We will continue providing the free Brocade SAN Health diagnostic utility, which supports specific McDATA platforms and is already being used by hundreds of McDATA customers.

•	We also plan to deliver SAN management solutions that incorporate the key functionality of McDATA EFCM and Brocade Fabric Manager in order to support both companies’ platforms in a unified manner.

Migration Tools and Services
•	We plan to provide easy-to-use migration tools to help analyze existing environments and the operational tasks required for migrating to new SAN platforms or technologies.

•	In addition, we will offer specific professional services to streamline migration projects.
Outstanding Technical Support
•	Customer support and satisfaction are our top priorities, and we will continue to provide the highest quality of technical support for both companies’ products and services.

•	Moreover, we will honor all existing contractual support commitments for current products.
Brocade and McDATA will continue to operate as independent companies until after the acquisition closes. Nevertheless, we value your input on how we can best serve your needs. Please continue to work with your respective Brocade or McDATA sales representatives regarding any questions you might have or any additional feedback you would like to provide.
Thank you for your confidence in Brocade.
Sincerely,

Michael Klayko
Chief Executive Officer
Brocade Communications Systems, Inc.
© 2006 Brocade Communications Systems, Inc. All Rights Reserved.
Additional information about the acquisition, and the interests of the participants in Brocade’s and McDATA’s solicitation of proxies in connection with obtaining stockholder approval of the acquisition, will be included in Brocade’s registration statement on Form S-4. The Form S-4 will be filed with the SEC and available on the SEC’s website at www.sec.gov. In addition, this advertisement contains forward looking statements, including information regarding Brocade’s product plans, which are subject to risks and uncertainties as described in Brocade’s annual and quarterly reports filed with the SEC and available at www.sec.gov.
Brocade, the Brocade B weave logo and SilkWorm are registered trademarks and Tapestry is a trademark of Brocade Communications Systems, Inc., in the United States and/or in other countries. FICON is a registered trademark of IBM Corporation in the U.S. and other countries. All other brands, products, or service names are or may be trademarks or service marks of, and are used to identify, products or services of their respective owners.

CAUTIONARY STATEMENT
This transcript contains statements that are forward-looking in nature, including statements regarding the completion of Brocade’s proposed acquisition of McDATA, the expected benefits of the acquisition, the financial and operational results of the acquisition and the tax treatment of the acquisition. These statements are based on current expectations on the date of this transcript and involve a number of risks and uncertainties, which may cause actual results to differ significantly from such estimates. The risks include, but are not limited to, the risk that transaction does not close, including the risk that required stockholder and regulatory approvals for the acquisition may not be obtained; the possibility that expected synergies and cost savings will not be obtained; the difficulty of integrating the business, operations and employees of the two companies; as well as developments in the market for storage area networking and related products and services. Certain of these and other risks are set forth in more detail in the section entitled “Risk Factors” under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Brocade’s Quarterly Report on Form 10-Q for the quarter ended April 29, 2006 and in McDATA’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2006. Neither Brocade nor McDATA assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.
Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.
McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.